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News Release

Investor Contact:	Media Contact:
John Kechejian	Jason Stewart
Vice President, Investor Relations	Director, Public Relations
(203) 328-9470	(203) 328-8339
john.kechejian@thomson.com	jason.stewart@thomson.com

For Immediate Release

THE THOMSON CORPORATION HOLDS 2003 ANNUAL
MEETING OF SHAREHOLDERS

(Unless otherwise stated, all amounts are in US dollars)

STAMFORD, Conn. and TORONTO, May 7, 2003 — The Thomson Corporation (TSX:TOC; NYSE:TOC) held its annual meeting of shareholders today in Toronto. At the meeting, David K.R. Thomson, having just completed his first full year as chairman of Thomson, and Richard J. Harrington, president and chief executive officer of Thomson, provided shareholders a view of the Corporation's current operating results and future strategy.

        Speaking of the year, Mr. Thomson said, "Our management team accomplished some truly significant goals in 2002; the integration of our Harcourt higher education and corporate training assets ahead of schedule and with all the anticipated synergies. The acquisition has been transformational, driving strong growth. Thomson completed an offering and listing of our common shares on the New York Stock Exchange in June. This was a crucial step in our evolution, as it provided additional liquidity for shareholders and enhanced visibility within the United States, our most important market."

        Mr. Thomson also commented on the position and strategy of Thomson going forward.

        "Thomson strategy is fixed. The businesses will continue to create new applications that will make information more accessible and useful to the broadest array of customers, worldwide. We are positioned so well by both asset and market. Our focus will continue to centre upon the creation of long-term customer relationships. Our long ingrained sense of innovation and integrity will enable all of us to deliver consistent value for customers, shareholders and employees."

        Mr. Harrington remarked on the Corporation's success in 2002, despite challenging market conditions.

        "First and foremost, we delivered solid revenue and margin growth in a difficult market environment. Our top line revenues increased 7%, led by Thomson Learning. We launched several promising new solutions for our customers. Margins expanded due to synergies from acquisitions and greater efficiencies through our leveraging activities. We increased our free cash flow by 70% as a result of revenue growth, operating efficiencies and improvements in working capital."

        Mr. Harrington also laid out the future growth plans for Thomson, which includes a focus on continued development of integrated solutions for customers, international growth, and a commitment to execution.

        "Going forward, we will continue to build and enhance our integrated information solutions to make certain they always meet or exceed our customers' expectations. We will also pursue international growth. Only 20% of our revenues come from outside the US and Canada today, so we believe there is a lot of opportunity for us to grow internationally. We will also make selective acquisitions, primarily tactical acquisitions, that can be quickly folded into our operations to supplement our content and software applications. Lastly, we will continue to execute with excellence. We pride ourselves on our execution and this is an area on which we continue to focus. This is how we will continue to create shareholder value over the long term."

        At today's meeting, Thomson shareholders elected 16 directors to the board and re-appointed PricewaterhouseCoopers LLP as the Corporation's auditors.

        The full text of comments from Messrs. Thomson and Harrington are provided as attachments to this press release.

The Thomson Corporation

        The Thomson Corporation (http://www.thomson.com), with 2002 revenues of $7.8 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software applications and tools to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. The Corporation's common shares are listed on the Toronto and New York stock exchanges (TSX: TOC; NYSE: TOC).

        This news release includes forward-looking statements, which are based on certain assumptions and reflect the Corporation's current expectations. These forward-looking statements include, but are not limited to, statements regarding the Corporation's outlook, prospects, growth plans, focus and strategy, and are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the general global economic conditions; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; impairment loss affecting our goodwill and identifiable intangible assets recorded on our balance sheet; and failures or disruptions of our electronic delivery systems or the Internet. Additional factors are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's annual report on Form 40-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

David K.R. Thomson
Chairman
Remarks from The Thomson Corporation Annual Meeting

At the Annual Meeting of Shareholders of The Thomson Corporation held at Roy Thomson Hall in Toronto on Wednesday, May 7, 2003, David K.R. Thomson, Chairman, remarked:

Ladies and Gentlemen, in a few moments our President and CEO, Dick Harrington will comment on Thomson's operations. I shall share some thoughts on 2002 and the company's future prospects.

As I complete my first anniversary as Chairman, my father's legacy becomes more poignant. After a global economic downturn, the Iraqi conflict, unprecedented corporate malfeasance and a heightened sense of risk across all sectors, epitomized by the SARS epidemic; perhaps we should have postponed my appointment for a year!

From a young age, I have been familiar with Thomson and its evolution. The last months have allowed me to make informal visits to many of the businesses. Verbal and written reports are never able to convey the metabolism of a business. A deep appreciation of a business and its market can only be garnered through exposure. The morale and spirit of our people is profound. Our decentralized structure and entrepreneurial culture allow these passionate individuals to move even closer to their market place and customers. The new successes and 'wins' across the company attest to their effectiveness here. We continue to place further distance between ourselves and the competition.

Our management team accomplished some truly significant goals in 2002; the integration of our Harcourt higher education and corporate training assets ahead of schedule and with all the anticipated synergies. The acquisition has been transformational, driving strong growth. Thomson completed an offering and listing of our common shares on the New York Stock Exchange in June. This was a crucial step in our evolution, as it provided additional liquidity for shareholders and enhanced visibility within the United States, our most important market.

During 2003, the corporation will continue to face many of the same macroeconomic conditions. Our strong financial performance reflects the underlying strength of our balanced portfolio of businesses. Dick will elaborate upon this aspect.

A hallmark of our past is the amount of attention we have paid to our future. Over many years, we have boldly executed on a strategy to shift our asset mix. Thomson is now a focused provider of integrated information solutions to business and professional markets. We have a superb platform to create value for our shareholders, customers and employees. Our businesses continue to draw closer to each of their markets and drive growth. A strong balance sheet, free cash flow and increasing margins will enable us to support this growth.

Thomson strategy is fixed. The businesses will continue to create new applications that will make information more accessible and useful to the broadest array of customers, worldwide. We are positioned so well by both asset and market. Our focus will continue to centre upon the creation of long-term customer relationships. Our long ingrained sense of innovation and integrity will enable all of us to deliver consistent value for customers, shareholders and employees.

Corporate governance has received enormous attention during 2002. The Thomson Corporation has reviewed our practices and further improved specific areas. As a controlling shareholder, corporate governance practices have always been our primary responsibility.

In the first quarter of this year we were pleased to welcome John Thompson to the board. I can assure you, Ladies and Gentlemen, that we were not influenced in the least by his last name. John was Vice-Chairman of IBM Corporation and provides the board with yet another rich vein of business experience, after a distinguished career across the world. We are absolutely delighted to welcome John to the board.

And now, I would invite Dick Harrington to comment on 2002. After that, Ladies and Gentlemen, there will be an opportunity to ask questions.

Richard J. Harrington
President and Chief Executive Officer
Remarks from The Thomson Corporation Annual Meeting

At the Annual Meeting of Shareholders of The Thomson Corporation held at Roy Thomson Hall in Toronto on Wednesday, May 7, 2003, Richard J. Harrington, remarked:

Good afternoon, Ladies and Gentlemen. I am very pleased to have this opportunity to speak with you today. As David promised, I will give you an overview of the 2002 results. But, first, I want to tell you about the strategy of The Thomson Corporation and the markets we serve.

In terms of our size, our market capitalization is around $27 billion Canadian and $19 billion US. In addition to being one of Canada's largest companies, we are also one of the foremost information companies in the world. Our revenues for 2002 were nearly $8 billion US. More than half of our revenues are generated by electronic products and services and three quarters are either subscription-based or highly repeatable sales, so we have a strong and dependable revenue stream.

We have operations in 46 countries around the world and we have more than 40,000 employees.

In terms of our business model, we provide integrated information solutions to business and professional customers. That business model has three important components.

First is our high quality, must-have content that professionals rely on. Second is electronic delivery. We provide immediate access to information when and where our customers need it, either on their desktops or through handheld devices. Third, we continually enhance the value of our information and electronic delivery by adding new software applications, tools and analytics. All of which help our customers make better decisions faster. Let me give you a couple of examples of new integrated information solutions we launched in 2002.

As you know, we were awarded an outsourcing contract to provide the desktop technology for all Merrill Lynch financial advisors around the world. Our financial workstations will give them electronic access to Thomson content, their own internally generated content and other third-party content. We also provide the desktop software applications and tools to help Merrill Lynch advisors utilize the information more effectively. We will manage all of the data and systems for their advisors, freeing Merrill Lynch to concentrate on their core competency, which is providing intelligent and timely financial advice to their customers.

Another example is our knowledge management software we call West km. You know that Thomson has been a leading information provider to the legal community through our Westlaw service for many years. Now, in addition to providing lawyers with research information, we also provide software applications to their firms, which enable them to organize their internal files with West km and search those files right along with Westlaw.

These are just two examples of the innovative solutions Thomson is providing customers today, right across all of our market groups.

In terms of our scope, we operate in four broad information markets. Legal & Regulatory, which includes legal, tax and accounting, and business information and news. This is our largest market group, with about $3 billion in revenues.

Learning, which includes higher education, corporate and vocational training, along with testing, assessment and certification. This was our fastest growing group in 2002, with revenues of $2.3 billion.

In the Financial group, our products and services focus on investment bankers, sales and trading professionals, investment managers, retail brokers, and corporate executives. This group had revenues of $1.5 billion in 2002 and made great strides, under very difficult market conditions, integrating their products and services to provide comprehensive solutions for existing and new customers. The Merrill Lynch contract is a good example of their progress.

Scientific & Healthcare — this group provides information solutions to researchers, physicians, and other healthcare professionals. Revenues grew 13% to just under $800 million in 2002, driven by strong growth in the continuing medical education area, a fragmented market where Thomson has built a strong position. Today, we are one of the leading providers of global educational programs for new drug introductions.

With that as background, let's look at our 2002 results.

First and foremost, we delivered solid revenue and margin growth in a difficult market environment. Our top line revenues increased 7%, led by Thomson Learning. We launched several promising new solutions for our customers. I mentioned two examples a moment ago, and we have many more in the pipeline. Margins expanded due to synergies from acquisitions and greater efficiencies through our leveraging activities. We increased our free cash flow by 70% as a result of revenue growth, operating efficiencies and improvements in working capital. And, as David mentioned, we strengthened our capital structure through an equity offering and New York Stock Exchange listing last June, in addition to two global debt offerings.

We reported our first quarter 2003 results last week. Due to the seasonal nature of major parts of our business, first quarter results historically are not indicative of full-year performance. Nevertheless, I am pleased to report that we are right on-track for the year. In spite of the weak economy, our overall revenues will grow, margins will expand and we will continue to drive free cash flow.

Going forward, we will continue to build and enhance our integrated information solutions to make certain they always meet or exceed our customers' expectations.

We will also pursue international growth. Only 20% of our revenues come from outside the US and Canada today, so we believe there is a lot of opportunity for us to grow internationally. We will also make selective acquisitions, primarily tactical acquisitions, that can be quickly folded into our operations to supplement our content and software applications.

Lastly, we will continue to execute with excellence. We pride ourselves on our execution and this is an area on which we continue to focus. This is how we will continue to create shareholder value over the long term.

In closing, I want to let you know that we value your investment in Thomson. We believe you made the right decision investing in our company. Not just because of our past performance, although that is important, but because of the future that lies ahead of us. We believe Thomson is very well positioned to succeed over the next decade. The markets we serve are large and growing. We invested early in technology. We have great brands. As a result, we hold solid leadership positions in every market we serve.

Our business model has been tested through some difficult economic times over the past couple of years and has proved to be solid and resilient. We are well positioned for future growth.

I want to thank you for investing in Thomson, and thank you for attending our shareholder meeting today.

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David K.R. Thomson Chairman Remarks from The Thomson Corporation Annual Meeting
Richard J. Harrington President and Chief Executive Officer Remarks from The Thomson Corporation Annual Meeting